SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Dated July 12, 2005

Mitel Networks Corporation

350 Legget Drive, Ottawa, Ontario K2K 2W7
(Address of principal executive offices)

Commission File Number: 000-49984

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

EXPLANTORY NOTE
SIGNATURES
EXHIBIT LIST
EX-99.1: NOTICE OF ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR
EX-99.2: LETTER TO SHAREHOLDERS
EX-99.3: FORM SHAREHOLDER CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS
EX-99.4: FORM OF PROXY
EX-99.5: AUDITED CONSOLIDATED FINANCIAL STATEMENTS

EXPLANTORY NOTE

Attached hereto as Exhibit 99.1 is the Management Proxy Circular dated June 28, 2005, with related documents attached as Exhibits 99.2 through 99.5, which includes the Audited Consolidated Financial Statements for the period ended April 30, 2005 and for the fiscal years ended April 24, 2005 and April 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitel Networks Corporation

By:	/s/ Steven Spooner

Name: Steven Spooner
Title: Chief Financial Officer

Date: July 12, 2005

EXHIBIT LIST

Exhibit No.	Description
99.1	Notice of Annual Meeting and Management Proxy Circular dated June 28, 2005.

99.2	Letter to Shareholders dated June 28, 2005 regarding Notice of the Annual Meeting.

99.3	Form Shareholder Consent To Electronic Delivery Of Documents.

99.4	Form of Proxy.

99.5	Audited Consolidated Financial Statements for the period ended April 30, 2005 and for the fiscal years ended April 24, 2005 and April 25, 2004.